Exhibit (d)(8)

Lock-Up Email Agreement

Verition Advisors (Canada) ULC

Further to our previous correspondence, Gran Tierra Energy Inc. (“Gran Tierra”) is currently considering making an offer (the “Offer”) to purchase all of the issued and outstanding 5.00% Convertible Senior Notes due 2021 (being US$115 million aggregate principal amount) of Gran Tierra (the “Convertible Notes”) from the holders thereof at the purchase price of US$1,075 per US$1,000 principal amount of Convertible Notes (the “Purchase Price”). In addition, noteholders who deposit their Convertible Notes to the Offer will receive a cash payment in respect of all accrued and unpaid interest outstanding on such Convertible Notes up to, but excluding, the date on which such Convertible Notes are taken up by Gran Tierra pursuant to the Offer.

I understand that you are the owner of at least US$18,837,000 of Convertible Notes (the “Holder Convertible Notes”) and would be willing to tender this amount of Holder Convertible Notes to the Offer at the Purchase Price. Provided that Gran Tierra makes the Offer at the Purchase Price by June 7, 2019 and in consideration thereof, you will take all reasonable actions to validly deposit, or cause to be validly deposited, all of your Holder Convertible Notes with the depositary under the Offer, in accordance with the terms of the Offer. For the avoidance of doubt, this agreement does not affect your legal rights to withdraw the Convertible Notes deposited to the Offer and the title to the Convertible Notes will only pass to Gran Tierra upon Gran Tierra taking up the Convertible Notes in accordance with the Offer.

You have acknowledged and agreed that (i) you possess material non-public information concerning Gran Tierra and the Convertible Notes, (ii) you have agreed to keep such information confidential and (iii) you may not trade in the securities of Gran Tierra, including the Convertible Notes, until the earlier of (x) the announcement of the proposed Offer, (y) such time as Gran Tierra advises you that you are no longer in possession of material non-public information; and (z) 5:00 p.m. Eastern time on June 7, 2019, by which time, if the Offer has not yet been publicly announced and you are considered to be in possession of material non-public information provided by Gran Tierra, Gran Tierra will issue a press release disclosing any such material non-public information (if information provided to you by Gran Tierra is not considered material non-public information, Gran Tierra will so advise you by such time). For the avoidance of doubt, you acknowledge and agree that Gran Tierra is under no obligation to pursue or complete the Offer on the terms described herein or at all or to issue a press release regarding its contemplation of a possible Offer if such Offer is not pursued.

In addition to the above, and in accordance with applicable securities laws, you agree that Gran Tierra may disclose the name of the holder of the Holder Convertible Notes (being Verition Canada Master Fund Ltd), and file this agreement in its offer to purchase and accompanying issuer bid circular to be sent to holders of Convertible Notes in connection with the Offer and in any related filings made under U.S. and/or Canadian securities law.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by printing this email, signing it and returning a scanned copy of it to my attention via email, upon which this email as so accepted shall constitute an agreement between us.

Regards,
Ryan Ellson, Chief Financial Officer
Gran Tierra Energy Inc.

/s/ Manos Vourkoutiotis
MANOS VOURKOUTIOTIS
PRESIDENT
VERITION ADVISORS (CANADA) ULC.